Lighting Science Group Corporation
2100 McKinney Avenue, Suite 1555
Dallas, Texas 75225

April 29, 2005

Mr. Carlos Pacho
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Ms. Inessa Berenbaum
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:
Lighting Science Group Corporation
Form 10-KSB for the fiscal year ended Decembers 31, 2004
Filed February 9, 2005
File No. 0-20354

Dear Mr. Pacho and Ms. Berenbaum:

During our telephone conversation of March 25, 2005, Lighting Science Group Corporation received permission to file an amended Form 10-KSB with the Securities and Exchange Commission by April 30, 2005. In a CORRESP filed on March 31, 2005, I made mention of this date in Item #1, the relevant portion of which is reproduced below:

A request was made by Larry Yurcho for additional time beyond the 10-day period noted in the initial letter. Mr. Yurcho noted that the additional time would be needed to allow the audit report to be completed for the financial statements covering this time period [January 1, 2003 - September 26, 2003]. Mr. Pacho granted an extension to April 30, 2005. We assume this means that the deadline for filing an amended Form 10-KSB is April 30, 2005.

Unfortunately, we did not review the calendar to see that the 30th falls on a Saturday. Earlier this morning, I contacted Ms. Berenbaum who confirmed that the Form 10-KSB/A could, in fact, be filed on Monday, May 2, 2005 without being considered to be late.

Lighting Science Group Corporation plans to file the requested amendment via EDGAR by the close of business on Monday, May 2, 2005.

Thank you for your prompt response to this request and the preceding inquiries that I have made. You have been very helpful.

Sincerely,

/s/ J. Michael Poss

J. Michael Poss
Chief Financial Officer

cc:
Mr. Reginald Norris
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

cc:
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549